

May 18, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Principal Exchange-Traded Funds
        Issuer CIK: 0001572661
        Issuer File Number: 333-201935/811-23029
        Form Type: 8-A12B
        Filing Date: May 18, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Principal CLO ETF, Principal Inflation Protection ETF, Principal Long Duration ETF and Principal Securitized Debt ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications